IMPERIAL

14 January 2004

Imperial One Int'l Ltd

82-1257

Miss A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the Company's announcement concerning a Non-Renounceable Rights Issue Prospectus lodged with the Australian Stock Exchange Limited on 13 January 2004.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dw 2/10

IMPERIAL

04 FEB 10 AM 7:21

13 January 2004

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

RE: NON-RENOUNCEABLE RIGHTS ISSUE

With reference to the above, please find attached a Prospectus dated 13 January 2004 relating to a Non-Renounceable Rights Issue of up to 462,098,153 Fully Paid Ordinary Shares (assuming no Options are exercised prior to the offer record date) at an issue price of one half cent per share ($0.005) on the basis of one (1) new share for every one (1) share held.

With regard to the participation by Optionholders we advise that the Company currently has on issue the following Options:

- 41,439,068 listed Options to acquire shares at 10 cents each expiring on 30 June 2004;
- 14,350,000 unlisted Executive Options to acquire shares at 9 cents each expiring on 6 July 2005;
- 15,295,000 unlisted options to acquire shares at 1 cent each expiring on 31 December 2006.

To participate in the Non-Renounceable Rights Issue, Optionholders would need to execute their Options prior to the record date for determining entitlements.

For the information of Optionholders we advise that the market price of Ordinary Fully Paid Shares in Imperial on ASX was $0.011 on 12 January 2004, being the last day the Shares were traded on ASX prior to the date of this prospectus. During the three months period preceding the date of this Prospectus:

- the highest market sale price on ASX was $0.021 on 14 October 2003;
- the lowest market sale price on ASX was $0.01 on 27 November 2003.

Should Optionholders have any questions concerning the Non-Renounceable Rights Issue kindly contact the Company Secretary, telephone No 02 9251 1846.

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/01/2004

TIME: 16:38:12

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Non-Renounceable Issue & Disclosure Document

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules --

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is 1900 999 279

IMPORTANT NOTICE

This is an important document and investors should read the document in its entirety and are advised to consult their professional advisers before deciding whether to apply for Shares.

IMPERIAL PROSPECTUS

IMPERIAL ONE LIMITED

ACN 002 148 361

NON-RENOUNCEABLE PRO-RATA RIGHTS ISSUE OF UP TO 462,098,153 FULLY PAID ORDINARY SHARES (ASSUMING NO OPTIONS ARE EXERCISED PRIOR TO THE OFFER RECORD DATE) AT AN ISSUE PRICE OF ONE HALF CENT PER SHARE ($0.005) ON THE BASIS OF ONE (1) NEW SHARE FOR EVERY ONE (1) SHARE HELD

UNDERWRITER TO THE ISSUE

HUDSON SECURITIES CORPORATE SERVICES PTY LIMITED

ABN 86 105 116 238

CORPORATE DIRECTORY

Directors

Bruce William McLeod
Kevin Anthony Torpey
David Henty Sutton

Registered Office

Level 2, Hudson House
131 Macquarie Street
SYDNEY NSW 2000

Telephone: (02) 9251 1846
Facsimile: (02) 9251 7500

Company Secretary

David Laurence Hughes

Bankers

ANZ Banking Group Limited
20 Martin Place
SYDNEY NSW 2000

Auditors

Nexia Court & Co
Level 29, Australia Square
264 George Street
Sydney NSW 2000

Telephone: (02) 9251 4600
Facsimile: (02) 9251 7138

Share Registry

Computershare Investor Services Pty Ltd
Level 3
60 Carrington Street
Sydney NSW 2000

Underwriter to the Issue

Hudson Securities Corporate Services Pty Ltd
Level 2, Hudson House
131 Macquarie Street
Sydney NSW 2000

Telephone: (02) 8274 6000
Facsimile: (02) 9251 7500

Home Stock Exchange

Australian Stock Exchange
123 Eagle Street
Brisbane QLD 4000

THE SHARES OFFERED BY THIS PROSPECTUS SHOULD BE CONSIDERED TO BE SPECULATIVE.

LETTER TO SHAREHOLDERS

Dear Shareholder

On behalf of the Directors, it is my pleasure to offer you shares in Imperial One Limited.

Attached is a Prospectus for an issue of fully paid ordinary shares. The shares are offered on the basis of one new share for each existing share held at an issue price of $0.005 per new share.

You should read the attached Prospectus and the Company's Annual Report for the period to the 30 June 2003 thoroughly and obtain professional advice if there is anything which requires further explanation.

This issue is fully underwritten by the Underwriter. The issue of up to 477,393,153 shares will (if all the "in the money" options are exercised and the shares offered under this prospectus are then taken up following the exercise of the options) raise approximately $2.39 million in equity capital before the expenses of the issue.

The funds raised under the offer will be utilised for the repayment of loans and for working capital. A portion of the working capital will be applied to a process of identifying and acquiring a new business platform for the Company.

Over the past year the Directors have sought new investment opportunities for the Company to enable its strategic shareholding in BeMaX Resources NL ("BeMaX") to be retained. In the medium to long term the Directors believe that the Company's shareholding in BeMaX will demonstrate significant capital gains as BeMaX continues to develop it's significant mineral sand interests. Although the Directors view the BeMaX shareholding as a passive investment it is with regret that the Company has at times needed to dispose of small portions of it's shareholding in BeMaX to maintain a cash flow.

The objective of the Directors is to now ensure that the Company moves from holding passive investments to that of investing in operating businesses which will ultimately have the ability to generate continuous cash flows which will allow future payments of dividends.

This offer is an opportunity to invest in the Company at a value closely equivalent to the market capitalisation of the Company's 9% shareholding in BeMaX. Your attention is especially drawn to Section 5 of the Prospectus, Risk Factors, and to all information contained in it, which should be read carefully

Yours sincerely

B W McLeod
Chairman

Dated 13 January 2004

TABLE OF CONTENTS

1. SUMMARY OF KEY DATES

Date of Prospectus	13 January 2004
Record Date for determining entitlement to apply for New Shares	22 January 2004
Expiry Date 5 pm EST	13 February 2004
Allotment of New Shares and Dispatch of Share statements	2 March 2004
Trading of New Shares expected to commence on the ASX	4 March 2004

These dates are indicative only and the Company reserves the right, subject to the Corporations Act and the ASX Listing Rules, to amend this timetable without prior notice.

2. IMPORTANT NOTICE AND STATEMENTS

This Prospectus is dated 13 January 2004 and was lodged with the Australian Securities and Investment Commission ("ASIC") and the Australian Stock Exchange Limited ("ASX") on that date. Neither ASIC nor the ASX takes any responsibility for the contents of this Prospectus.

No securities will be allotted or issued on the basis of this Prospectus after the Expiry Date, which will be a date not later than thirteen months after the date of this Prospectus. Securities allotted or issued pursuant to this Prospectus will be allotted or issued on the terms and conditions set out in this Prospectus and in accordance with the Corporations Act.

The shareholdings of Eligible Shareholders who do not participate in full under this Prospectus will be diluted. Before deciding to invest in the Company, Eligible Shareholders should read the entire Prospectus and, in particular, in considering the prospects for the Company, should consider the underlying assumptions and the risk factors that could affect the financial performance of the Company. Eligible Shareholders should carefully consider these factors in light of personal circumstances (including financial and taxation issues) and seek professional advice from an accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.

This Offer should be considered speculative and read in conjunction with the risk factors outlined in this Prospectus.

Applications for New Shares can only be made by Eligible Shareholders on the Application Form which accompanies this Prospectus. The Application Form sets out an Eligible Shareholder's entitlement to participate in the Offer.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus, which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on, and observe, any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Certain terms and abbreviations used in this Prospectus have defined meanings, which are explained in the Definitions section of this Prospectus.

3. SUMMARY OF THE OFFER

The information set out in this summary is not intended to be comprehensive. This Prospectus should be read carefully and in its entirety.

3.1 SHARE CAPITAL DETAILS

3.1.1 Issued Capital (prior to the Issue of New Shares the subject of this Offer):

(a) 462,098,153 Shares fully paid.

(b) 41,439,068 options to acquire Shares at 10 cents each expiring on 30 June 2004.

(c) 14,350,000 options to acquire Shares at 9 cents each expiring on 6 July 2005.

(d) 15,295,000 options to acquire Shares at 1 cent each expiring on 31 December 2006.

3.1.2 Shares now offered:

Under this Prospectus:

(a) 462,098,153 New Shares, to be issued at a fixed application price of one half cent ($0.005) each.

(b) An additional 15,295,000 New Shares will also be offered for subscription at a fixed application price of one half cent ($0.005) each if the 2006 Options are exercised prior to the Record Date. The Directors do not expect any other options will be exercised.

3.1.3 Amount to be Raised:

The total amount to be raised by this Offer will be $2,386,966 (before taking into account the costs of the Offer) upon the allotment of the Shares offered by this Prospectus. This amount assumes that the 2006 Options are exercised before the Record Date and Shares so issued on the exercise of the options participate under this Offer in full, which accounts for $76,475 of the above amount.

3.2 ANNUAL REPORT

The Annual Report of Imperial One Limited containing the Financial Statements, Auditors and Directors Reports for the year ending 30 June 2003 dispatched to shareholders on 27 October 2003 is deemed to be included in this prospectus and should be read in conjunction with this document.

3.3 NEW SHARES

The New Shares to be issued will, immediately on their issue, rank pari passu in every respect with existing Shares.

3.4 TERMS OF ISSUE

3.4.1 Issue Price

The issue price of each New Share is a fixed application price of one half cent ($0.005), which is payable in full on application upon the Application Form contained in this Prospectus.

3.4.2 Oversubscription

The Company will not accept oversubscriptions.

3.4.3 Underwriting of Entitlement

The issue of the New Shares is underwritten by Hudson Securities Corporate Services Pty Limited. Shareholders should read the "Material Terms and Conditions of the Underwriting Agreement" in Section 7.7 of the Prospectus for further details.

3.5 USE OF THE FUNDS

The table below summarises the use of funds following the completion of the Offer:

	$
Repayment of Loans	1,404,482
Costs of the Offer (estimated)	160,963
Working Capital	821,521
TOTAL FUNDS	2,386,966

Notes:

1. The Offer is fully underwritten.
2. The amount raised of $2,386,966 assumes that all of 2006 Options have been exercised prior to the Record Date and Shares so issued on the exercise of such options participate under the Offer in full.

3.6 EFFECT OF ISSUE ON COMPANY

The following summary sets out the capital structure of the Company at the date of this Prospectus and under various scenarios set out below:

(a) As at the date of this Prospectus:

• Shares on issue	462,098,153
• 2004 Options on issue	41,439,068
• Unquoted Executive 2005 Options on issue	14,350,000
• Unquoted 2006 Options on issue	15,295,000

(b) Assuming that all Shares are issued pursuant to this Prospectus:

• Shares on issue	924,196,306
• 2004 Options on issue	41,439,068
• Unquoted Executive 2005 Options on issue	14,350,000

(c) Assuming that all 2006 Options (options "in the money") are validly exercised prior to the Record Date and assuming that the rights to the offer of New Shares is taken up, then the Company will have 954,786,306 Shares on issue.

The issue of the Shares will have the following financial effect on the Company:

- If the 2006 Options are not exercised, the Company will receive $0.005 for each Share applied for and issued raising approximately $2.31 million prior to the costs of the Issue.
- If the 2006 Options are exercised prior to the Expiry Date, the Company will receive $0.005 for each share applied for and issued raising approximately $2.387 million prior to the costs of the Issue.

3.7 PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Set out below in Column "A" is the audited Consolidated Statement of Financial Position of the Company as at 30 June 2003.

Set out in Column "B" is the unaudited Pro-forma Consolidated Statement of Financial Position of the Company as at 30 November 2003, which includes the effects of the proposed offer of New Shares as described in the Prospectus, and subsequent events including the Private Placement and exercise of a portion of the 2006 Options.

Set out in Column "C" is the unaudited Pro-forma Consolidated Statement of Financial Position of the Company as at 30 November 2003, which includes the effects of the proposed offer of New Shares as described in the Prospectus Subsequent Events plus the exercise of the 2006 Options and the entitlement to New Shares is taken up.

	Column A $	Column B $	Column C $
Current Assets			
Cash	149,650	2,343,631	2,572,401
Receivables	2,481	2,481	2,481
Total Current Assets	152,131	2,346,112	2,574,882
Non-Current Assets			
Investments	4,966,400	4,966,400	4,966,400
Plant & Equipment	5,332	5,332	5,332
Total Non-Current Assets	4,971,732	4,971,732	4,971,732
Total Assets	**5,123,863**	**7,317,844**	**7,546,614**
Current Liabilities			
Trade Creditors	1,079,501	871,454	871,454
Other Liabilities	1,848,072	1,848,072	1,848,072
Provisions	58,161	58,161	58,161
Total Liabilities	2,985,734	2,777,687	2,777,687
NET ASSETS	**2,138,129**	**4,540,157**	**4,768,927**
Equity			
Contributed Equity	51,153,127	53,760,155	53,988,925
Reserves	607,279	607,279	607,279
Accumulated Losses	(49,622,277)	(49,827,277)	(49,827,277)
TOTAL EQUITY	**2,138,129**	**4,540,157**	**4,768,927**

4. DETAILS OF THE OFFER

4.1 THE OFFER

The Company offers for subscription 462,098,153 New Shares at a fixed issue price of $0.005 per Share to Eligible Shareholders to raise approximately $2.31 million. If the 2006 Options are validly exercised prior to the Record Date and those persons participate in the Offer in respect of such Shares issued on the exercise of the 2006 Options, a further 15,295,000 New Shares at a fixed issue price of $0.005 per share will raise approximately $76,475. All New Shares offered under this Prospectus will rank equally with existing Shares.

You may decide to accept all, part or none of your entitlement offered under this Prospectus. This is a non-renounceable issue. That is, you may not sell or otherwise deal with any part of your entitlement offered under this Prospectus. Applications not received by the Company by the Expiry Date will be subject to the Underwriting Agreement as set out in Section 7.7 of this Prospectus and you will receive no benefit from your entitlement offered under this Prospectus for those Shares not accepted.

4.2 UNDERWRITING

The issue of 462,098,153 New Shares is wholly underwritten to a sum of $2,310,491 (the "Underwritten Sum") by Hudson Securities Corporate Services Pty Limited ABN 86 105 116 238 (the "Underwriter").

If Eligible Shareholders do not take up their entitlements, then the Underwriter will be obliged to take up those entitlements in accordance with the terms of the Underwriting Agreement.

4.3 PURPOSE OF THE OFFER

The principal purpose of this Offer is to enable the Company to repay outstanding loans and to raise working capital to enable the Company to evaluate new investment opportunities.

For a more complete explanation of the Company's investment strategy please refer to the Chairman's Letter to Shareholders at the beginning of this Prospectus.

4.4 APPLICATION FOR SHARES

Applications for Shares can only be made by completing the Application Form attached to this Prospectus in accordance with the instructions on it. Applications must be accompanied by payment in Australian currency of $0.005 for each New Share. Cheques must be made payable to "Imperial One Limited – Offer Trust Account" and crossed "Not Negotiable" and sent or delivered, together with a completed Application Form, to:

Imperial One Limited Share Offer
C/- Computershare Investor Services
Level 3, 60 Carrington Street
SYDNEY, NSW 2000

Imperial One Limited Share Offer
C/- Computershare Investor Services
GPO Box 7115
SYDNEY, NSW 2001

No brokerage or stamp duty is payable by applicants in respect of their applications for New Shares under this Prospectus. The amount payable on Application will not vary during the period of the Offer and no further amount is payable on allotment.

Eligible Shareholders are encouraged to submit their Applications as early as possible.

Applications must be accepted by no later than the Expiry Date.

4.5 ENTITLEMENT SHORTFALL

There is no minimum amount to be raised by the Offer and any shortfall will revert to the Underwriter. Oversubscriptions will not be accepted.

4.6 TRUST ACCOUNT

All application monies received will be held in a bank account maintained solely for the purpose of depositing application monies received pursuant to this Prospectus until the New Shares are allotted and issued, as provided under the provisions of section 722 of the Corporations Act.

In the event that the Shares of the Company are not admitted to quotation on the ASX within 3 months of the date of this Prospectus, no Shares will be issued or transferred, as provided under subsection 723(3) of the Corporations Act, and the Application monies will be refunded by the Company to the respective applicants from the trust account as soon as practicable, as provided under subsection 722(2) of the Corporations Act.

4.7 ALLOTMENT AND DESPATCH OF HOLDING STATEMENTS

It is expected that the allotment and issue of Shares will take place on or about 2 March 2004. Holding statements will be despatched upon completion of allotment.

4.8 ASX QUOTATION

Application will be made by the Company to the ASX within 7 days of the issue of this Prospectus for the New Shares to be listed for quotation on the stock market of the ASX.

If permission is not granted for the New Shares to be listed for quotation on the ASX before the end of three months after the date of this Prospectus then the Company shall repay to any applicants all monies received (without interest) in relation to such New Shares in accordance with the provisions of 723(3) of the Corporations Act. The Company will deal with any applications for the securities offered under this Prospectus in accordance with Section 724 (2) of the Corporations Act.

The fact that the ASX may quote the New Shares is not to be taken as an indication of the merits of the New Shares of the Company.

4.9 INFORMATION CONCERNING THE COMPANY'S SHARE PRICE

Shares

(a) The latest recorded sale price of fully paid ordinary Shares in the Company on the ASX immediately before the date that this Prospectus was lodged with ASIC was $0.011.

(b) The highest and lowest recorded sale price of Shares on the ASX during the 3 months immediately preceding the date that this Prospectus was lodged with ASIC were:

- Highest - $0.021 on 14 October 2003;
- Lowest - $0.01 on 27 November 2003.

2004 Options

(a) The latest recorded sale price of 2004 Options on the ASX immediately before the date that this Prospectus was lodged with ASIC was $0.001.

(b) The highest and lowest recorded sale price of 2004 Options on the ASX during the 3 months immediately preceding the date that this Prospectus was lodged with ASIC were:

- Highest – $0.002 on 14 October 2003;
- Lowest - $0.001 on 14 October 2003.

2006 Options

(a) The 15,295,000 2006 Options are not quoted on the ASX and are exercisable at $0.01 per share.

4.10 HANDLING FEE TO THE UNDERWRITER

The Company will pay an underwriting fee of 3.5% of the amount underwritten to the Underwriter. The Underwriter will be responsible for paying any handling or sub-underwriting fees payable on the underwritten amount.

4.11 OFFER EXPENSES

The cost of the Offer payable by the Company is estimated to be $160,963 including the underwriting fee.

4.12 TAXATION AND STAMP DUTY IMPLICATIONS

Persons should seek their own independent advice in relation to matters relating to the operation of taxation and stamp duties laws in Australia generally. The Company is unable to give advice on taxation matters as each applicant's position will relate to their own specific circumstances.

5. RISK FACTORS

There are numerous widespread risks associated with investing in any form of business and with investing in the share market generally.

This section identifies the areas the Directors regard as the major risks associated with an investment in the Company. Eligible Shareholders should be aware that an investment in the Company involves many risks, which may be higher than the risks associated with an investment in other companies. Eligible Shareholders should read the whole of this Prospectus in order to fully appreciate such matters and the manner in which the Company intends to operate before any decision is made to subscribe for Shares.

Applicants should be aware that there are risks associated with any share investment. The prices at which the Company's Shares trade may be above or below the issue price under this Prospectus. The trading price of the Shares is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as additions or departures of key personnel, litigation, press newspaper and other media reports, actual or anticipated variations in the Company's operating result or new services by the Company or its competitors.

The Shares allotted under this Prospectus carry no guarantee in respect of profitability, dividends, return of capital, or the price at which they may trade on the ASX.

The securities offered under this Prospectus should be regarded as speculative. Mineral project development and production have inherent risks, which may have a material effect on the Company's future performance and the value of its securities. Eligible Shareholders should consider whether the speculative securities offered by this Prospectus are a suitable investment having regard to their own individual investment objectives, financial circumstances, and the risk factors set out below. This list is not exhaustive and, if in any doubt, Eligible Shareholders should consult their professional advisers before deciding whether to apply for securities pursuant to this Prospectus.

Share Market

Share market conditions may affect the listed securities regardless of the Company's operating performance.

Share market conditions are affected by many factors such as:

- general economic outlook;
- interest rates and inflation rates;
- currency fluctuations;
- metal price fluctuations;
- changes in investor sentiment toward particular market sectors; and
- the demand for, and supply of, capital and/or terrorism or other hostilities.

Economic Factors

Factors such as inflation, currency fluctuation, interest rates, supply and demand and industrial disruption have an impact on operating costs, commodity prices and stock market prices. The Company's future possible profitability and the market price of its

quoted securities can be affected by these factors, which are beyond the control of the Company and its Directors.

Mineral Sand Price Fluctuations

The price for ilminite, rutile and zircon will depend on available markets at acceptable prices. Any substantial decline in the price of these materials could have a material adverse effect on the Company's investment value in BeMax Resources NL.

Government

The impact of actions by governments may affect the Company's activities including such matters as compliance with environmental regulations, taxation and royalties.

Environmental Risks

The Company is unable to predict the effect of additional environmental laws and regulations, which may be adopted in the future, including whether any such laws or regulations would materially increase the cost of doing business, or affect its operations in any area. There can be no assurances that new environmental laws, regulations or stricter enforcement policies, once implemented, will not incur significant expenses and undertake significant investments in such respect which could have a material adverse effect on the value of the Company's investment in BeMax Resources NL.

6. INFORMATION ON THE COMPANY

6.1 CORPORATE HISTORY

Imperial One Limited (ACN 002 148 361) was incorporated in New South Wales on 14 May 1981.

6.2 INVESTMENTS

The following summarises the significant investments of Imperial One Limited, namely BeMax Resources NL and Catcha Limited.

6.2.1 BEMAX RESOURCES NL (8.82%).

BeMaX Resources NL ("**BeMaX**"), Nissho Iwai Corporation ("**Nissho Iwai**") and Sons of Gwalia Ltd ("**SGW**") recently announced that they had signed a Heads of Agreement to merge their Australian mineral sands assets to form a major new Australian titanium dioxide ("TiO_2") feedstock producer. The transaction will be satisfied by a combination of cash and the issue of new shares in BeMaX to Nissho Iwai and Sons of Gwalia.

The merger agreement will be subject to certain regulatory approvals (as required), including Foreign Investment Review Board (FIRB) and the Australian Competition and Consumer Commission (ACCC). Other merger conditions include due diligence by all parties, as well as the usual prescribed occurrences and material adverse change conditions. Approval is required from BeMaX shareholders and a meeting to vote on the proposed transaction will be scheduled at the earliest practical time, currently expected to be early 2004. BeMaX's largest shareholder, Cristal as well as Imperial have indicated support for the merger.

On completion of the merger, the major shareholders of BeMaX will be:

Name	%
Cristal Australia Pty Ltd (a wholly owned subsidiary of The National Titanium Dioxide Co Ltd) (**Cristal**)[1]	26.9%
Nissho Iwai	20.3%
SGW (including its existing BeMaX shareholding)	15.4%
Imperial One Limited	6.36%
Other existing BeMaX shareholders	31.04%

BeMaX, which owns 100% of the Pooncarie Mineral Sands Project in the Murray Basin, will be the publicly listed entity for the combined assets. Under the merger, BeMaX will acquire the RZM Cable Sands business (100% owned by Nissho Iwai) and 100% of the Murray Basin Titanium joint venture ("**MBT**") interests (50% owned by Nissho Iwai and 50% by SGW).

The transaction will create a significant new industry leader in the mineral sands industry consolidating established operations in Western Australia, 100% of the MBT and Pooncarie Projects in the Murray Basin and an extensive exploration and ore resource base.

The merged company will have a significant depth of expertise in the development and operation of mineral sands projects, with a strong production base and will be the third largest producer of TiO_2 feedstock in Australia accounting for 11% of the global traded ilmenite market and 3.5% of global TiO_2.

Further, the merged company will also be well placed to take advantage of strong medium to long-term outlook for TiO_2 feedstock demand, which is closely linked to world GDP growth. Respected industry analysts, TZ Minerals International Pty Ltd (TZMI) have forecast 2.8% demand growth for titanium minerals in 2003, with similar growth forecast for the following two years and increasing to an average annual growth rate of 3% for the period 2006-2010.

The Murray Basin in particular is expected to emerge as a very significant mineral sands province in the next few years as production from established regions declines. The merged group will also have a commanding position in the strategically located Murray Basin, regarded as a world-class emerging mineral sands province. The combined resource base of the group will be in excess of 70 million tonnes of contained heavy minerals.

BeMaX's wholly owned and joint venture mineral sands interests are all strategically situated tenements in the New South Wales sector of the northern Murray Basin (Figure 1) and cover over 6,200km^2. The tenements contain a global resource of over 42 million tonnes of Heavy Mineral ("HM").

Most of this global resource is contained in the Pooncarie Project area and represents a significant portion of the total announced resources of 110 million tonnes of HM identified to date in the Murray Basin. The Pooncarie Mineral Sands Project comprises the Ginkgo and Snapper deposits, two of the largest coarse-grained mineral sands deposits currently delineated in the Murray Basin Mineral Sands Province. A mining operation based on these deposits would produce the high-value mineral Zircon, in addition to the titaniferous products Rutile, Ilmenite and Leucoxene. The additional resources owned by BeMaX in the Pooncarie region are expected to significantly add to the Project life.

The Ginkgo deposit, located 220km south of Broken Hill and 120km north of Mildura, has a Proved and Probable Reserve of 184 million tonnes (Mt) averaging 3.1% HM and contains 5.7Mt HM. Snapper, situated 10km to the southwest of Ginkgo, contains a similar HM quantity to that of Ginkgo in a Measured Resource of 99.5Mt averaging 5.4% HM at a 1% HM cut-off.

The Ginkgo Mine and the associated Mineral Separation Plant ("MSP"), to be located in Broken Hill, remains currently the only fully permitted major mineral sands project in the New South Wales sector of the Murray Basin. The capital cost of the initial development at Ginkgo has been estimated at $180 million. The life of the Project is expected to be 20-25 years based upon Ginkgo and Snapper alone. Over 95% of the Ginkgo production is subject to sales contracts with E.I. du Pont de Nemours & Co Inc. ("DuPont") and The National Titanium Dioxide Co. Ltd ("CRISTAL") of Saudi Arabia.

The Directors of BeMaX continue to explore various structures for obtaining the project financing requirements and expect the total funding package for the Pooncarie Mineral Sands Project will be in place by early 2004.


Broken Hill
Menindee
Project Area
Murray Basin
Tandou
EL6662 Darling
Darnick
EL5483 Coombah
EL6662 Darling
EL5474 Pooncarie
EL5576 Basin Darling
ML1504 Ginkgo
EL5380 Nanya
MLA 210 Snapper
EL6665 Mungo
EL5532 Basin Pooncarie
Wentworth
Mildura
EL6664 Koolaman
EL6001 Sturt
Euston
Balranald
EL6668 Euston
N
0 25 50
kilometres
Datum : GDA94
Projection : UTM Z54
Grid : Lat/Long GDA94
Legend
BeMaX 100% EL's
BIP JV EL's, ML's and MLA's
BeMaX/Basin JV EL's
Prospect or Deposit
National Parks and Reserves
Willandra Lakes World Heritage Area
Extent of Murray Basin
Highway
Sealed Road
Major Unsealed Road
Major River
Lakes
Town
BeMaX Resources NL
Murray Basin Mineral Sands Project
BeMaX and Joint Venture Tenements

Figure 1: BeMaX Tenements


BeMaX
Resources NL
Pooncarie District Deposits and Prospects
Legend
Ginkgo Proved and Probable Resources
Labumum
Winchester
Somme
Snapper Measured Resource
Crayfish
Gallipoli Complex
Yabbie
Shamrock
Tobruk
N
Deposit | Mt_Ore | HM_Grade | Mt_HM
Ginkgo | 205 | 3.2 | 6.6
Snapper | 100 | 5.4 | 5.4
Winchester | 103 | 4.1 | 4.3
Gallipoli | 481 | 2.0 | 9.1
Minervah | 35 | 3.0 | 1.1
Crayfish | 144 | 1.5 | 2.2
Laburnum | 70 | 2.9 | 2.0
Somme | 40 | 1.6 | 0.7
Yabbie | 302 | 1.9 | 5.8
Shamrock | 129 | 2.3 | 3.0

Figure 2: BeMaX Tenements - Pooncarie region

6.2.2 CATCHA LIMITED (12.95%)

Catcha continues to expand revenues (second quarter revenues up 65% on the first quarter) and remains focused on building one of the leading Gen-X Media/Entertainment Groups in the SE Asian region.

Summarised below are key highlights achieved over the last 12 months.

6.2.2 (a) Publishing

The Gen X publications JUICE Malaysia and JUICE Singapore continue to hit a record number of pages and revenues due to strong advertising demand. The recently introduced JUICE Style, a quarterly fashion publication focusing on trendy club/street wear, debuted in Malaysia in June 2003 and will be launched in Singapore in September 2003. Demand for advertising has been beyond budget. To complement the JUICE publications PM Magazine was launched in Malaysia in early 2003. PM is a city living guide targeting 25 to 40 year olds. Together, PM and JUICE allow the Company to cover the full spectrum of 18-40 year olds in Malaysia.

6.2.2(b) Events

Catcha continues to develop it's presence in the entertainment industry in both Singapore and Malaysia. The Stella Artois Starlight Cinema successfully completed it's second year. Notwithstanding SARS and many events being cancelled, Starlight went ahead to break attendance and ticket collections records. Over 18,000 attended, 50% up from the previous year. Key partners included Stella Artois, Standard Chartered, Evian and M&M's. In addition, the annual Starlight Cinema - Evian Short Film Festival was also successfully launched.

6.2.2(c) Internet

Over the first half of 2003, Catcha successfully moved its datacentre from Singapore to Cyberjaya (Malaysia) and now enjoys preferential treatment and faster connection speeds to its 1.5m members throughout the SE Asian region. Catcha.com continues to execute highly creative online campaigns such as the Full Page Takeover for the Heineken Matrix Reloaded Campaign and database management solutions for clients such as Heineken and Evian.

6.3 FUTURE DIRECTION

The Directors continue to seek new opportunities to enhance shareholder value. The Company's focus will be to ensure it retains its strategic shareholding in BeMaX Resources NL while at the same time identifying investment opportunities that will provide an ongoing cash flow to the Company, with the ultimate objective of enabling the Company to pay dividends to shareholders.

7. ADDITIONAL INFORMATION

7.1 COMPANY TAX STATUS AND FINANCIAL YEAR

The Company is taxed in Australia as a public company. The financial year of the Company ends on 30 June annually.

7.2 CONTINUOUS DISCLOSURE OBLIGATIONS

The Company is a disclosing entity within the meaning of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations.

These obligations include compliance with the requirements of the ASX Listing Rules and the Corporations Act concerning notification of information to the ASX. Those rules require the Company to notify the ASX immediately of any information concerning the Company of which it is, or becomes, aware and which a reasonable person would expect to have a material effect on the price or value of securities of the Company. There are certain limited exceptions to this rule. The Company must also provide to the ASX within 75 days of the end of its half and full year accounting periods, a half yearly report and final report, respectively.

As a disclosing entity, the Company is required to lodge with ASIC before the deadline after each period, its financial statements for the accounting period.

Information that is already in the public domain has not been reprinted in this Prospectus, other than that which is considered necessary to make this Prospectus complete.

7.3 SECTION 713 – COMPLYING PROSPECTUS

This Prospectus contains information required under the special prospectus content rules for continuously quoted securities pursuant to section 713 of the Corporations Act. This section enables disclosing entities to issue a special prospectus in relation to securities in the class of securities that have been quoted by the ASX at all times in the 12 months before the issue of the Prospectus.

Having taken such precautions and made such enquiries as are reasonable, the Company believes that it has complied with the general and specific requirements of the ASX (as applicable from time to time throughout the 12 months before the issue of the Prospectus) which requires the Company to notify the ASX of information about specified events or matters as they arise for the purpose of the ASX making the information available to the stock market conducted by the ASX.

Apart from formal matters, a "section 713" prospectus need only contain information relating to the terms and conditions of the offer, the effect of the offer on the Company and the rights attaching to the Shares. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure requirements applicable to disclosing entities mean that all this information should have previously been released to the market.

7.4 EXCLUDED INFORMATION

There is no other information relating to the Company that has not, because of its confidential nature, been notified to the ASX which investors and their professional advisers would reasonably require and reasonably expect to find in this Prospectus for the purposes of making an informed assessment of the assets and liabilities, financial position and prospects of the Company and the rights attaching to the Shares.

7.5 INSPECTION OF AND COPIES OF PUBLICALLY LODGED DOCUMENTS

The Company will provide free of charge to a person who asks for it during the Offer period, a copy of:

(a) the last annual financial statements for the financial year ended 30 June 2003 lodged with ASIC and the last half-yearly accounts for the half-year ended 31 December 2002 lodged with the ASX by the Company before the issue of the Prospectus;

(b) any document lodged by the Company and used to notify ASX of information relating to the Company since the lodgement of the financial statements for the year of income ended 30 June 2002 and before the date of this Prospectus; and

(c) the documents listed in Annexure 1 (being all of the continuous disclosure notices given by the Company during the six months period preceding the date of this Prospectus).

Shareholders may obtain such copies by writing to the Company at Level 2, 131 Macquarie Street, Sydney NSW 2000, or by visiting the office of Imperial One Limited.

Copies of documents lodged at ASIC in relation to the Company may also be obtained from, or inspected at, an office of ASIC.

7.6 MATERIAL DOCUMENTS

In addition to the documents the subject of Section 7.5 of this Prospectus, the documents set our below are available for inspection by any person without charge during normal business hours at the registered office of the Company:

(a) the Company's Constitution;

(b) the Underwriter's consent; and

(c) Underwriting Agreement.

7.7 MATERIAL TERMS AND CONDITIONS OF THE UNDERWRITING AGREEMENT

The Offer has been underwritten by Hudson Securities Corporate Services Pty Limited ACN 105 116 238. The Underwriting Agreement was entered into on 12 January 2004 between the Underwriter and the Company, under which the Underwriter has agreed to underwrite the full amount of the Offer for an underwriting fee of $80,867.

If the Offer is not completed for any reason (other than a breach of this Agreement by the Underwriter) the Company has agreed to pay and indemnify the Underwriter against

and in relation to such of the costs and expense which were incurred prior to the date of termination of the Underwriting Agreement, up to an aggregate maximum amount of $10,000.

Termination events

Subject to clause 12.4, the Underwriter may at any time during the Issue Period without cost or liability to it and without prejudice to any rights to damages arising from a breach of this Agreement, by notice to the Company specifying the event relied upon, terminate its obligations under this Agreement and in particular, but without limitation, its obligations then remaining to underwrite the Issue at any time after the happening of anyone or more of the following events:

(a) whether as a result of investigations conducted before or after the date of this Agreement by or on behalf of the Company or the Underwriter or for any other reason the Underwriter becomes aware of any information in the Prospectus which is untrue, incorrect or misleading in its context in a material manner or the Underwriter becomes aware of any material omission from or non-disclosure in the Prospectus having regard to Section 728 of the Corporations Act and the Company has not, within 14 days of notification by the Underwriter, lodged a (or a further) supplementary prospectus to correct the information provided or provide the relevant additional information.

(b) any material default by the Company in the performance of its obligations under this Agreement (including but not limited to a breach of any of the provisions of clause 5), provided however, if the default can be remedied by the issue of an Approved Supplementary Prospectus, the Company remedies the default by lodging such an Approved Supplementary Prospectus with 14 days of having received notification of the default by the Underwriter;

(c) a material and adverse change after the date of this Agreement in the financial position of the Company or any subsidiary of the Company;

(d) if there is any outbreak of hostilities or if a state of war, whether declared or not, at any time after the date of this Agreement involving any of Australia, Singapore, Malaysia, Thailand, Hong Kong, China, the Philippines, the United States of America, the United Kingdom or Canada which in the opinion of the Underwriter formed reasonably and bona fide is material and adverse in the context of the Issue;

(e) there is introduced into any Parliament in Australia or a public announcement is made by or on behalf of a Government in Australia or any prospective law or intention to introduce such prospective law or if any such Government or the Reserve Bank of Australia adopts any new regulations or policy which in any case prohibits, restricts or regulates capital issues or imposes or amends any tax on or calculated by reference to income, profits, of the value or increase in the value of the assets of the Company and/or its subsidiaries and/or its shareholders in any way whatsoever, which in the reasonable opinion of the Underwriter materially affects the prospects of success of the Issue, provided that nothing in this paragraph refers to any proposed legislation, to the extent the substance or content of which has been publicly announced prior to the date of this Agreement;

(f) at any time during the Issue Period:

   (i) the Company is wound up;

   (ii) a meeting of the Company's shareholders is called to consider a resolution for the winding up of the Company;

   (iii) bona fide and material proceedings are commenced against the Company, which in the opinion of the Underwriter, reasonably formed, are not vexatious or frivolous;

   (iv) the Company enters into a scheme of arrangement for the benefit of its creditors; or

   (v) the Company is placed under official management or a receiver and manager of any of all or a substantial part of its assets or an administrator is appointed;

(g) the ASIC gives notice of intention to hold a hearing in relation to the Prospectus;

(h) the ASIC issues a stop order under Section 739 of the Corporations Act in relation to the Prospectus;

(i) the Underwriter reasonably determines that a supplementary prospectus should be lodged with the ASIC under Section 719 of the Corporations Act and the Company does not lodge an Approved Supplementary Prospectus within a reasonable time; or

(j) if the All Ordinaries Index of the ASX falls to a level that is 85% or less of the level quoted or attained, as the case may be, at close of trading in Sydney on the date of this Agreement and remains at or below that level for a period of three consecutive Business Days.

7.8 RIGHTS AND LIABILITIES ATTACHING TO SHARES

Full details of the rights and liabilities attaching to Shares are:

(i) detailed in the Constitution, a copy of which can be inspected, free of charge, at the registered office of the Company during normal business hours; and

(ii) in certain circumstances regulated by the Corporations Act, Listing Rules and the general law.

The following is a summary of the more significant rights and liabilities attaching to the Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders. To obtain such a statement persons should seek independent legal advice.

7.8.1 Voting

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at a general meeting of members, every member present in person or by proxy, attorney or representative has one vote on a show of hands and one vote per share on a poll.

7.8.2 Dividends

Subject to the rights of holders of Shares issued with any special rights, of which there are presently none, the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the holders of Shares equally, and in proportion to the amount for the time being paid on the share in respect of which the dividend is paid. All Shares currently on issue and the New Shares to be issued under this Prospectus are fully paid Shares.

7.8.3 Future Issues

Subject to the Constitution of the Company, the Corporations Act and Listing Rules, Directors may on behalf of the Company issue, grant Options over or otherwise dispose of unissued Shares in the Company on the terms and with the rights at the times the Directors decide. The Company may issue preference Shares.

7.8.4 Transfer of Shares

A Shareholder may transfer Shares by a proper SCH registered transfer or an instrument in writing in any usual form or in any form approved by the Directors.

The Directors of the Company may refuse to register any transfer of Shares only if that refusal would not contravene the Listing Rules or the SCH Business Rules. The Directors must not register a transfer if the Corporations Act, Listing Rules and SCH Business Rules forbid registration. The Company must not refuse to register or give effect to or delay or in any way interfere with a proper SCH transfer or other securities.

7.8.5 Meetings and Notices

Each Shareholder is entitled to receive notice of and to attend general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the Listing Rules. Shareholders may requisition meetings in accordance with the Corporations Act and the Constitution.

7.8.6 Winding-Up

Subject to the Constitution and rights and restrictions attached to any Shares, of which there are presently none, Shareholders will be entitled in a winding-up to any surplus assets of the Company in proportion to the number of Shares held by them. If the Company is wound-up, the liquidator, with the sanction of a special resolution of the Shareholders may:

(i) divide among the Shareholders the whole or any part of the net assets of the Company; and

(ii) determine how the division is to be carried out as between the Shareholders or different classes of Shareholders with the approval of separate general meetings of the members of each of the several classes.

Any such division may be otherwise than in accordance with the legal rights of the Shareholders and in particular, any class may be given preferential or special rights or may be excluded altogether or in part. Where a division is otherwise than in accordance with the legal rights of the Shareholders, a Shareholder is entitled to dissent and to exercise the same rights as if the special resolution sanction in that division were a special resolution passed under subsection 507 of the Corporations Act.

7.8.7 Shareholder Liability

As the Shares to be issued pursuant to this Prospectus are all fully paid shares, they are not subject to any calls for money and will therefore not become liable for forfeiture.

7.9 ANNUAL REPORT

Including Financial, Auditor's and Directors' Reports

The financial, auditor's and directors' reports for the year ended 30 June 2003 are contained in the Annual Report which has been lodged with ASX as agent for ASIC. The Half-Yearly Report has also been lodged with the ASX as agent for ASIC. It includes all relevant information in respect of the activities of the Company during the financial year and the financial position of the Company as at balance date. A pro-forma Statement of Financial Position prepared by the Directors showing the financial position of the Company upon the closure of this Issue is shown in Section 3.7 of this Prospectus.

7.10 SUBSEQUENT EVENTS

In relation to the period from 30 June 2003 to the date of this Prospectus, in the opinion of the Directors, the following events have significantly affected the Company's financial position, operations, results and state of affairs.

- In August 2003, the Company completed a placement of 50,000,000 fully paid ordinary Shares at $0.005 to raise $250,000 prior to costs associated with the Issue.

- In October 2003, the Company received notice of the exercise of 22,000,000 of the 37,295,000 1996 Options on issue. These unlisted options are exercisable at 1 cent and expire on 31 December 2006. The Company received $220,000 on the exercise of these options.

- On 29 October 2003 BeMaX Resources NL "Bemax", in which the Company holds an 8.82% equity interest announced with Nissho Iwai Corporation and Sons of Gwalia Limited that they had signed a Heads of Agreement to merge their Australian mineral sands assets to form a major new Australian Titanium Dioxide ("Tio_2") feedstock producer.

  Further information relating to the merger is contained in Section 6.2.1 of this Prospectus.

7.11 **CONTINGENT LIABILITIES**

(a) Companies in the Imperial One Limited group have a maximum contingent liability of $142,500 to provide guarantees to government authorities to secure rehabilitation commitments in respect of mineral lease applications. No provisions are included in the financial statements for these amounts.

(b) Imperial has provided certain tax indemnities to the Investor and its holding company under Agreements relating to Research and Development of Vitrokele Technology.

(c) A wholly owned subsidiary of the group received an income tax assessment during the year which, including penalties and interest, showed an amount payable of $8,701,485. The assessment relates to a gain arising from the disposal of the subsidiary's Vitrokele Core Technology. The subsidiary has lodged an income tax return which discloses the gain arising has been offset by tax losses. The company has notified the Australian Taxation Office the assessment is disputed and that it does not believe any amount is owing.

(d) Legal proceedings were commenced by Rupert Company Limited alleging that the Company engaged in misleading and deceptive conduct by failing to send a prospectus and entitlement form to it in November 1999, in relation to a proposed issue of options. The proceedings were successfully defended. In a judgement dated 28 March 2003 the Court ordered that:

    i. the statement of claim against the Company be dismissed; and
    ii. Rupert Company Limited is to pay the Company's costs as agreed or assessed.

    Rupert Company Limited has appealed the decision of the Court claiming damages in the vicinity of $375,000 to $587,500 plus interest and costs. Should the appeal by Rupert Company Limited be successful and Imperial is found liable to the Company, it is unlikely the damages awarded against it would exceed $70,000, plus interest. Interest on a damages award of $70,000 from November 1999 to February 2004 is approximately $29,000. Accordingly, the Company's estimate of exposure to damages and interest is $99,000.

7.12 **INTERESTS OF DIRECTORS**

Except as disclosed in this Prospectus, no Director has now, or has had, in the two year period ending on the date of this prospectus, any interest in:

(a) the formation of the Company;

(b) property acquired or to be acquired by the Company in connection with its formation or promotion of the Offer; or

(c) the Offer.

Except as disclosed in this Prospectus, no amounts of any kind (whether in cash or Shares or otherwise) have been paid or agreed to be paid to the Underwriter, any Director or to any proposed director or to any company or firm which a Director is associated or to any proposed Director to induce him or her to become, or to qualify as, a

Director of the Company, or otherwise for services rendered by him or her or any company or firm with which the Director is associated in connection with the formation or promotion of the Company or the Offer.

7.13 DIRECTORS HOLDINGS

The particulars of Shares, 2004 Options and Unquoted Executive 2005 Options in which the Directors have a direct or indirect interest immediately prior to the lodgement of this Prospectus with ASIC are:

Name	Entitlement
Bruce McLeod	3,412,929 Shares 137,760 2004 Options 10,000,000 Unquoted Executive 2005 Options
David Sutton	529,810 Shares 1,000,000 Unquoted Executive 2005 Options
Kevin Torpey	10,656,219 Shares 193,285 2004 Options 1,000,000 Unquoted Executive 2005 Options

The Directors will be able to participate in the Offer.

7.14 DIRECTORS' REMUNERATION

The Directors are entitled to payment of remuneration as set out in the Constitution.

The Constitution provides, inter alia, that executive Directors shall be paid such remuneration as the Directors determine. Remuneration may be by way of salary or commission or participation in profits or by all or any of these modes but may not be by commission on, or a percentage of, operating revenue. Remuneration of executive Directors and other terms of employment are reviewed annually by the remuneration committee having regard to performance against goals set out at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. The level of salary and the benefits paid to Directors is disclosed in the Company's annual reports.

Under the Constitution, Non-Executive Directors may collectively be paid, as remuneration for their services, a fixed sum up to an aggregate maximum that the Shareholders determine from time to time in general meeting. The Company may also remunerate a Non-Executive Director for any services provided to the Company which are outside the scope of his or her ordinary duties as a Director.

In addition, all Directors may be paid travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of Directors or any general meeting of the Company or in connection with the Company's business.

7.15 INTERESTS OF NAMED PERSONS

Except as disclosed in this Prospectus, neither the Underwriter, an expert, or any other person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of the Prospectus, nor any firm in which any of those persons is or was a partner nor any company in which

any of those persons is or was associated with, has now, or has had, in the two year period ending on the date of this Prospectus, any interest in:

(a) the formation or promotion of the Company;

(b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(c) the Offer.

Except as disclosed in this Prospectus, no amounts of any kind (whether in cash or Shares or otherwise) have been paid or agreed to be paid to the Underwriter, any expert, or any person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of the Prospectus, or to any firm in which any of those persons is or was a partner or to any company in which any of those persons is or was associated with, for services rendered by that person in connection with the formation or promotion of the Company or the Offer:

(a) As underwriter to the Offer, Hudson Securities Corporate Services Pty Limited will receive a fee of 3.5% of the amount raised from the issue of the New Shares. The maximum amount of the fee being $80,867.

(b) Nexia Court & Co will be paid approximately $20,000 (excluding GST) in relation to work performed for the preparation of the independent audit report.

(c) Computershare Investor Services Pty Limited will be paid approximately $10,000 (excluding GST) in fees in relation to share registry services provided by it in relation to the offer.

7.15 GENERAL CONSENTS

Each of the parties referred to in this section has not authorised or caused the issue of the Prospectus and accordingly to the maximum extent permitted by law, disclaims all liability for any part of the Prospectus.

7.16.1 Nexia Court & Co

It has given its consent and has not withdrawn that consent prior to the date of lodgement of this Prospectus with the ASIC, to being named as auditors in the Corporate Directory section of this Prospectus and also for the incorporation by reference in this Prospectus of its independent audit report on the financial report for the financial year ended 30 June 2003.

7.16.2 Hudson Securities Corporate Services Pty Limited

It has given its written consent and has not withdrawn its consent prior to the date of lodgement of this Prospectus with ASIC to being named as underwriter to the Company under this Offer.

7.17 DIRECTORS' STATEMENT

The Directors of the Company and the Company have made all reasonable enquiries and, on that basis, have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect of any other statements made in the Prospectus by persons other than Directors, the Directors have made reasonable enquiries and, on that basis, have reasonable grounds to believe that persons making the statement or statements being included in this Prospectus in the form and context in which they are included and have not withdrawn those consents before lodgement of this Prospectus with ASIC, or to the Directors' knowledge, before the Offer pursuant to this Prospectus.

This Prospectus is prepared on the basis that certain matters may be reasonably expected to be known to likely investors or their professional advisors.

Each Director has consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent.

Signed by each Director of the Company on the date of this Prospectus.

Bruce W McLeod

David H Sutton

Kevin A Torpey

8. DEFINITIONS

In this Prospectus the following words have these meanings unless the context otherwise requires:

"**Annual Report**" means the annual financial report of the Company for the year ended 30 June 2003.

"**Application**" means an application for New Shares under this Prospectus.

"**Application Form**" means the application form that is attached to this Prospectus.

"**ASIC**" means the Australian Securities & Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Board of Directors**" or "**Directors**" means the directors of the Company.

"**Business Day**" means a day on which banks are open for the conduct of normal banking business in Sydney.

"**Company**" means Imperial One Limited (ACN 002 148 361).

"**Constitution**" means the constitution of the Company.

"**Corporations Act**" means the Corporations Act 2001 (Commonwealth).

"**Eligible Shareholder**" means a person registered in the Register as the holder of Shares on the Record Date.

"**Expiry Date** " means 5.00pm (EST) on 13 February 2003.

"**Half Yearly Report**" means the half yearly financial report of the Company to 31 December 2002.

"**Issue**" means the allotment and issue of up to 477,393,153 New Shares in the Company at a fixed issue price of $0.005 per share pursuant to this Prospectus and otherwise on the terms and conditions set out in this Prospectus.

"**Listing Rules**" means the Official Listing Rules of the ASX.

"**New Shares**" means Shares to be allotted and issued pursuant to this Prospectus.

"**Offer**" means the offer of 462,098,153 Shares made pursuant to and otherwise on the terms and conditions set out in this Prospectus. Additional Shares may be offered if 2004 Options, 2006 Options or Unquoted Executive 2005 Options are exercised prior to the record Date.

"**Options**" means the right to acquire Shares.

"**Prospectus**" means this prospectus.

"**Record Date**" means 5.00 pm EST on 22 January 2004.

"**Register**" means the Company's share registry held by Computershare Investor Services Pty Limited.

"**Shares**" means fully paid ordinary shares in the capital of the Company.

"**Shareholder**" means a person registered in the Register as the holder of Shares.

"**Underwriter**" means Hudson Securities Corporate Services Pty Limited (ACN 105 116 238).

"**Underwriting Agreement**" means the underwriting agreement between the Company and the Underwriter.

"Unquoted Executive 2005 Options" means the options not quoted on the ASX granting the holder the right to subscribe for one Share at an exercise price of $0.09, such option being exercisable by 6 July 2005.

"**2004 Options**" means the options quoted on the ASX granting the right to subscribe for one Share at an exercise price of $0.10, such option being exercisable prior to 5.00pm Eastern Standard Time on 30 June 2004.

"**2006 Options**" means the options not quoted on the ASX granting the holder the right to subscribe for one Share at an exercise price of $0.01, such option being exercisable by 31 December 2006.

ANNEXURE 1

DOCUMENTS LODGED WITH ASX

11 July 2003	Notice of Expiry of 31 July 2003 Options
31 July 2003	Fourth Quarter Activities and Cashflow Report
4 August 2003	Notice of Expiry of Options Exercisable at 20 cents prior to 31 July 2003
14 August 2003	Announcement regarding a proposed Non-Renounceable Rights Issue and Private Placement
14 August 2003	Lodgement of an Appendix 3B – New Issue Announcement
19 August 2003	Further Announcement Re: Non-Renounceable Rights Issue
25 August 2003	Announcement regarding the Completion of the Private Placement
1 October 2003	Full Year Financial Accounts
9 October 2003	Notice of Change in Substantial Shareholding from Hudson Investment Group Limited
13 October 2003	Change of Directors Interest Notice – Appendix 3Y
14 October 2003	Notice of Exercise of 31 December 2006 Options
14 October 2003	Change of Directors Interest Notice – Appendix 3Y
14 October 2003	Notice of Ceasing to be a Substantial Shareholder from Hudson Investment Group Limited
15 October 2003	New Issue Announcement – Appendix 3B
27 October 2003	Notice of Annual General Meeting
29 October 2003	Announcement by BeMaX, Nissho Iwai and Sons of Gwalia of the merger of their mineral sands interests
31 October 2003	First Quarter Activities and Cash flow Report
28 November 2003	Announcement regarding the results of the AGM
15 December 2003	Clarification in Investment in BeMaX Resources NL

IMPERIAL ONE LIMITED

ABN 29 002 148 361

All correspondence to:
Imperial One Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 7115, Sydney NSW 2001
Website: www.computershare.com

ENTITLEMENT AND ACCEPTANCE FORM

NON-RENOUNCEABLE RIGHTS ISSUE OF XXX SHARES AT A$XXX PER SHARE FOR EVERY XXX SHARES HELD

A

REGISTER	SUBREGISTER

ENTITLEMENT NO.	SRN/HIN
Holding at Record Date	New Shares to which you are entitled on a X:X basis.

BEFORE COMPLETING SECTIONS B AND D, PLEASE READ THE INSTRUCTIONS ON THE BACK OF THIS FORM.

I accept the number of New Shares set out below and attach a bank draft/cheque for the amount payable.

B

Number of New Shares accepted		Amount enclosed being application money of A$XXX per New Share	$

C

Insert Telephone Numbers

Home ( )	Work ( )	Contact Name

Complete the following payment details (only Australian currency cheques or bank drafts drawn on an Australian bank are acceptable).

D

Drawer	Cheque No.	BSB No.	Account No.	Amount
				$

IF YOU HAVE ANY ENQUIRIES CONCERNING YOUR ENTITLEMENT, PLEASE TELEPHONE COMPUTERSHARE REGISTRY SERVICES PTY LIMITED ON 1300 855 080 OR 613 9615 5970 DURING BUSINESS HOURS OR CONTACT YOUR STOCKBROKER OR ADVISER. A DECISION TO INVEST SHOULD ONLY BE MADE AFTER CONSIDERING ALL OF THE MATERIAL CONTAINED IN THE PROSPECTUS.

PAYMENT INSTRUCTIONS

Mail this form intact together with the amount payable on acceptance to reach Computershare Investor Services Pty Limited at the address below no later than 5:00pm (Sydney time) on the XXth Month 2003.

Cheques should be made payable to Imperial One Limited.
Only cheques or drafts in Australian currency and drawn on an Australian bank will be accepted.
Your cheque should be crossed 'Not Negotiable'.
This form and your payment must reach Computershare Investor Services Pty Limited by that time.

Post to:
Imperial One Limited
Computershare Investor Services Pty Limited
GPO Box 7115, Sydney NSW 2001

OR

Deliver to:
Imperial One Limited
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street,
Sydney NSW 2000

ISSUE CLOSES 5.00 P.M. SYDNEY TIME DAY XX MONTH 2004

New Shares may only be applied for on the Entitlement and Acceptance Form. Persons wishing to subscribe for New Shares should carefully read the Prospectus in its entirety and where necessary consult their professional advisers for advice in order to make an informed assessment of the effect of the Rights Issue on Imperial One Limited and the rights attaching to the New Share offer pursuant to this Prospectus.

HOW TO COMPLETE THIS FORM

A. Section A contains details of your shareholding and entitlement as at Record Date.

B. You can apply to accept either part or all of your entitlement. Please enter in Section B the number of New Shares for which you wish to apply and calculate the appropriate amount payable at $XXX per share accepted.

To accept your full entitlement: complete Section B as per the details shown in Section A and calculate the amount payable.

To accept part of your entitlement: Please write the number of shares you wish to apply for and calculate the new amount payable in Section B.

C. Please enter your daytime telephone number so we may contact you if necessary.

D. Please enter the details of the cheque or bank draft you are enclosing.

ISSUE CLOSES 5.00 P.M. SYDNEY TIME
DAY XX MONTH 2003

ENQUIRIES

If you have any questions on how to complete the Entitlement and Acceptance Form please contact Computershare Investor Services Pty Limited, the Share Registry on telephone 1800 855 080 (within Australia) or 61 3 9615 5970 (outside Australia).